UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                     December                             , 2002
                ----------------------------------------------------------

                                Golar LNG Limited
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F        X               Form 40-F
                 ------------------               ------------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                               No         X
                 ------------------               ------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Golar LNG Limited (the "Company"), dated November 30, 2002, including a copy of the Company's Notice of Annual General Meeting.

                                   Exhibit 1


                                  [Golar Logo]


                               Golar LNG Limited


Notice of Annual General Meeting

Golar LNG Limited announces that its Annual General Meeting will be held on December 13, 2002 in Hamilton, Bermuda.

Golar LNG Limited's notice of the Annual General Meeting can be downloaded from the following link:

http://reports.huginonline.com/883493/111018.pdf
------------------------------------------------

Golar    LNG    Limited's    Annual    Report    can   be    downloaded    from:
http://www.golargas.com/


Hamilton, Bermuda
November 30, 2002

Contact persons:

Kate Blankenship, +441 295-6935
Graham Robjohns,  +44 207 517-8640

                               GOLAR LNG LIMITED
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                               DECEMBER 13, 2002

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Golar LNG Limited (the "Company") will be held on December 13, 2002 at 2:15 p.m. at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

1. To receive and adopt the financial statements of the Company for the year ended December 31, 2001.

2.   To set the maximum number of directors to be not more than six.

3. To resolve that vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorised to fill such casual vacancies as and when it deems fit.

4.   To re-elect John Fredriksen as a Director of the Company.

5.   To re-elect Tor Olav Trim as a Director of the Company.

6.   To re-elect Shaun Morris as a Director of the Company.

7.   To re-elect Timothy Counsell as a Director of the Company.

8. To appoint PricewaterhouseCoopers of London, England as auditors and to authorise the Directors to determine their remuneration.


                       By Order of the Board of Directors


                                Kate Blankenship
                               Company Secretary


Dated:  November 28, 2002

Notes:

1. The Board of Directors has fixed the close of business on November 28, 2002, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2. No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3. A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above.

4. Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

                       Golar LNG Limited (the "Company")

Form of Proxy for use at Annual General Meeting to be held on December 13, 2002

I/We ...........................................................................

Of .............................................................................

being (a) holder(s) of......................Ordinary Shares of $2.50 each of the above-named

Company hereby appoint the duly appointed Chairman of the meeting or ...........
to act as my/our proxy at the Annual General Meeting of the Company to be held on December 13, 2002, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Resolutions                                              For             Against
-----------                                              ---             -------

1.   To set the maximum number of directors
     to be not more than six.

2. To resolve that vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorised to fill such casual vacancies as and when it deems fit.

3. To re-elect John Fredriksen as a Director of the Company.

4.   To re-elect Tor Olav Trim as a Director
     of the Company.

5.   To re-elect Shaun Morris as a Director
     of the Company.

6. To re-elect Timothy Counsell as a Director of the Company.

7.   To re-appoint  PricewaterhouseCoopers of
     London, England as auditors and to authorise the Directors to determine their remuneration.


Date ...........................Signature ......................................

Notes:

1. A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.

2. Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.

3. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4. In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.

5. If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6. This proxy should be completed and sent to one of the following addresses, as appropriate, by not later than 24 hours before the time for holding the meeting.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:

Nordea Bank Norge ASA
Verdipapirservice
PO Box 1166 Sentrum
0107 Oslo, Norway
Fax: +47 22 48 49 90/ +47 22 48 63 49

  INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING
       OF SHAREHOLDERS (THE "MEETING") OF GOLAR LNG LIMITED TO BE HELD ON
                                DECEMBER 13, 2002
       __________________________________________________________________

                      PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2001 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The audited consolidated and combined financial statements of the Company for the year ended December 31, 2001 will be provided to Shareholders by inclusion in the Annual Report that will be mailed to shareholders on or about December 5, 2002. The Company's Annual Report is also available to be downloaded from the Company's website at www.golargas.com.

       __________________________________________________________________

                               COMPANY PROPOSALS

                   PROPOSALS 1 AND 2 - ELECTION OF DIRECTORS

The current maximum number of directors is four. In accordance with the provision of bye-law 82. it is proposed to increase this to a maximum of six. It is further proposed, in accordance with bye-law 82, that vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorised to fill such casual vacancies as and when it deems fit. Any Director appointed to fill a casual vacancy shall hold office until the next Annual General Meeting following his election or until his successor is elected.

                PROPOSALS 3, 4, 5 AND 6 - ELECTION OF DIRECTORS

The Board has nominated the four persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors. As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

    Name              Age     Director Since   Position with the Company
    ----              ---     --------------   -------------------------

    John Fredriksen   58           2001        Director, Chairman and President

    Tor Olav Trim     39           2001        Director, Chief Executive Officer
                                               and Vice-President

    A Shaun Morris    42           2001        Director

    Timothy Counsell  44           2001        Director

John Fredriksen has been Chairman of the Board, President and a director of the Company since May 2001. Mr. Fredriksen has served for over eight years as a director of Seatankers Management Co. Ltd ("Sea Tankers"), a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen is also the Chairman, President, Chief Executive Officer and a director of Frontline Ltd. since 1997. Frontline Ltd. is a Bermuda based tanker owner and operator listed on the New York Stock Exchange, London Stock Exchange and the Oslo Stock Exchange.

Tor Olav Trim has been chief executive officer, vice-president and a director since May 2001. Mr. Trim also serves as a consultant to Sea Tankers and since May 2000 has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, a Bermuda company listed on the Nasdaq National Market. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Mr. Trim is also a director, Vice-President and Chief Executive Officer of Golar LNG Limited. Prior to his service with Frontline, from January 1992, Mr. Trim served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

A. Shaun Morris has been a non-executive director of the Company since May 2001. He has also been a non-executive director of Frontline Ltd. since November 1997. He is currently a Partner at Appleby, Spurling & Kempe and has been with that firm since 1988.

Timothy Counsell has served as a non-executive director since May 2001. He is a partner in the law firm of Appleby Spurling & Kempe, and joined the firm in 1990. He is currently an alternate director of Bona Shipholding Ltd.

              PROPOSAL 7 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers of London, England as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.

Audit services provided by PricewaterhouseCoopers in fiscal year 2001 included the examination by PricewaterhouseCoopers, London, England of the consolidated and combined financial statements of the Company and its subsidiaries.



                       By Order of the Board of Directors


                                Kate Blankenship
                               Company Secretary

November 28, 2002
Hamilton, Bermuda

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                              Golar LNG Limited
                                              -----------------
                                                (Registrant)


Date   December 3, 2002      By              /s/ Kate Blankenship
     -----------------------    ------------------------------------------------
                                                 Kate Blankenship
                                     Secretary and Chief Accounting Officer














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